Consent of Independent Auditors

We consent to the inclusion in the Current Report on Form 8-K/A of Fidelity D & D Bancorp, Inc. of our report dated March 29, 2021 (except for the effect of the restatement disclosed in Note 2, as to which the date is September 17, 2021) relating to the consolidated financial statements of Landmark Bancorp, Inc. and Subsidiary as of and for the years ended December 31, 2020 and 2019.

/s/ Baker Tilly US, LLP

Wilkes-Barre, Pennsylvania

September 17, 2021